

SUPPL

21 June 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA



Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 5, 2010. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin) (P5, 2010) - 21Jun10.DOC

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Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	21-Jun-2010 17:17:07
Announcement No.	00032

>> Announcement Details
The details of the announcement start here ...



Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 5, 2010
Description	Attached is the operating performance for the 4 weeks (Period 5) from 1 May 2010 to 28 May 2010.
Attachments	NOL_Operating_Performance_for_P5_2010.pdf Total size = **34K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Monthly Operational Update (Unaudited)



Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

21 June 2010

NOL's container shipping operating performance for the 4 weeks (Period 5) from 1 May 2010 to 28 May 2010 are as follows:

	Period 5, 2010	Period 5, 2009	% Change		YTD 2010	YTD 2009	% Change
Container Shipping							
a) Volume (FEU)	212,600	159,100	34		1,125,600	798,400	41
b) Average Revenue Per FEU (US$/FEU)	2,768	2,326	19		2,594	2,415	7

For the four weeks of P5 2010, container shipping volumes increased 34% over the same period last year mainly due to higher volumes carried from the Intra-Asia and Transpacific trade lanes. Average revenue per FEU (Forty-foot Equivalent Unit) was 19% above the same period last year, largely due to improved core freight rates in a number of trade lanes.

P5 YTD, 2010 container shipping volumes increased 41% while average revenue per FEU increased 7% over P5 YTD, 2009 levels.

Notes : Period 1 and Period 12 comprise 6 weeks per period while Periods 2 to 11 comprise 4 weeks per period.
Average revenue per FEU and volume are a blend of all trade lanes as recorded at point of sailing.

APL Average Revenue per FEU (updated as at Period 5, 2010)


APL Average Revenue per FEU (2006-2010)
US$/FEU
3,400
3,200
3,000
2,800
2,600
2,400
2,200
2,000
Period 5, 2010
Y-o-Y : +19%
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07
P1 08
P2 08
P3 08
P4 08
P5 08
P6 08
P7 08
P8 08
P9 08
P10 08
P11 08
P12 08
P1 09
P2 09
P3 09
P4 09
P5 09
P6 09
P7 09
P8 09
P9 09
P10 09
P11 09
P12 09
P1 10
P2 10
P3 10
P4 10
P5 10
Period